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                                       [Deutsche Banc LOGO]
Deutsche Banc Alex. Brown
                                                                  Exhibit (a)(7)
                    Exhibit (a)(7) Opinion of Deutsche Banc
                             dated February 6, 2001
                                                        Deutsche Banc Alex.
                                                        Brown Inc.

February 6, 2001                                        Mergers, Acquisitions
                                                        and
                                                        Corporate Advisory
                                                        Group
                                                        130 Liberty Street,
                                                        NYC02-3301
                                                        New York, NY 10006

                                                        Tel 212 250 6000
                                                        Fax 212 250 6440

Special Committee of the Board of Directors
Delco Remy International, Inc.
2902 Enterprise Drive
Anderson, IN 46013

Gentlemen:

  Deutsche Banc Alex. Brown Inc. ("Deutsche Banc") has acted as financial advisor to the Special Committee of the Board of Directors (the "Committee") of Delco Remy International, Inc. (the "Company") in connection with the Agreement and Plan of Merger (the "Merger Agreement"), dated as of February 6, 2001, among the Company, Court Square Capital Limited ("Court Square"), and DRI Acquisition LLC, a subsidiary of Court Square ("Merger Sub"), which provides, among other things, for Merger Sub to amend its cash tender offer for all outstanding shares of common stock, par value $0.01 per share, of the Company (the "Shares") not currently owned by Court Square to increase the purchase price to $9.50 per Share, net to the seller in cash, without interest (the "Consideration"), to be followed by a merger of Merger Sub with and into the Company (the amended cash tender offer and the merger collectively, the "Transaction") whereby each Share of the Company not owned by the Company or Court Square will be converted into the right to receive the Consideration. The terms and conditions of the Transaction are more fully set forth in the Merger Agreement.

  You have requested Deutsche Banc's opinion, as investment bankers, as to the fairness, from a financial point of view, of the Consideration to be paid to the holders of the Shares, other than Court Square and its affiliates.

  In connection with Deutsche Banc's role as financial advisor to the Committee, and in arriving at its opinion, Deutsche Banc has reviewed certain publicly available financial and other information concerning the Company and certain internal analyses and other information furnished to it by the Company. Deutsche Banc has also held discussions with members of the senior management of the Company regarding the business and general future prospects of the Company. In addition, Deutsche Banc has (i) reviewed the reported prices and trading activity for the Shares, (ii) compared certain financial and stock market information for the Company with similar information for certain other companies whose securities are publicly traded, (iii) reviewed the financial terms of certain recent business combinations which it deemed comparable in whole or in part, (iv) reviewed the terms of the offer to purchase, dated January 11, 2001, by Merger Sub, the Merger Agreement and the related Stock Option Agreement, and (v) performed such other studies and analyses and considered such other factors as it deemed appropriate.

  Deutsche Banc has not assumed responsibility for independent verification of, and has not independently verified, any information, whether publicly available or furnished to it, concerning the Company, including, without limitation, any financial information, forecasts or projections considered in connection with the rendering of its opinion. Accordingly, for purposes of its opinion, Deutsche Banc has assumed and relied upon the accuracy and completeness of all such information and Deutsche Banc has not conducted a physical inspection of any of the properties or assets, and has not prepared or obtained any independent evaluation or appraisal of any of the assets or liabilities, of the

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Special Committee of the Board of Directors
Delco Remy International, Inc.
February 6, 2001
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Company. With respect to the financial forecasts and projections made available to Deutsche Banc and used in its analyses, Deutsche Banc has assumed that they have been reasonably prepared on bases reflecting the best currently available estimates and judgments of the management of the Company as to the matters covered thereby. In rendering its opinion, Deutsche Banc expresses no view as to the reasonableness of such forecasts and projections or the assumptions on which they are based. Deutsche Banc's opinion is necessarily based upon economic, market and other conditions as in effect on, and the information made available to it as of, the date hereof.

  For purposes of rendering its opinion, Deutsche Banc has assumed that, in all respects material to its analysis, the representations and warranties of the Company, Court Square and Merger Sub contained in the Merger Agreement are true and correct and that the Company, Court Square and Merger Sub will each perform all of the covenants and agreements to be performed by it under the Merger Agreement and all conditions to the obligations of each of the Company, Court Square and Merger Sub to consummate the Transaction will be satisfied without any waiver thereof. Deutsche Banc has also assumed that all material governmental, regulatory or other approvals and consents required in connection with the consummation of the Transaction will be obtained and that in connection with obtaining any necessary governmental, regulatory or other approvals and consents, or any amendments, modifications or waivers to any agreements, instruments or orders to which any of Court Square, Merger Sub and the Company is a party or is subject or by which it is bound, no limitations, restrictions or conditions will be imposed or amendments, modifications or waivers made that would have a material adverse effect on Court Square, Merger Sub or the Company or materially reduce the contemplated benefits of the Transaction to the Company or the holders of the Shares, other than Court Square and its affiliates.

  This opinion is addressed to the Committee and is for the use and benefit of the Committee and the Board of Directors of the Company. This opinion is not a recommendation to the Company's shareholders as regards the Transaction or as to whether they should tender their Shares or vote in favor of the adoption of the Merger Agreement. This opinion is limited to the fairness, from a financial point of view, of the Consideration to be paid in the Transaction to the holders of the Shares, other than Court Square and its affiliates.

  Deutsche Banc will be paid a fee for its services as financial advisor to the Committee in connection with the Transaction, including a fee that is contingent on the consummation of the Transaction or a sale transaction with a third party. We are an affiliate of Deutsche Bank AG (together with its affiliates, the "DB Group"). In the ordinary course of business, members of the DB Group may actively trade in the securities and other instruments and obligations of the Company for their own accounts and for the accounts of their customers. Accordingly, the DB Group may at any time hold a long or short position in such securities, instruments and obligations.

  Based upon and subject to the foregoing, it is Deutsche Banc's opinion as investment bankers that, as of the date hereof, the Consideration to be paid in the Transaction is fair, from a financial point of view, to the holders of the Shares, other than Court Square and its affiliates.

                                                Very truly yours,

                                            /s/ Deutsche Banc Alex. Brown Inc.

                                                DEUTSCHE BANC ALEX. BROWN INC.

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